

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 21, 2016

Via E-mail
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re:** **Helpful Alliance Company**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 4, 2016**
> **File No. 333-205358**

Dear Mr. Temnikov:

We have reviewed your registration statement and have the following comments:

Business Plan, page 3

1. Please reconcile your statement, here and elsewhere, that the construction of 70 homes at your Seasons Creek development will cost $7 million and be complete in 2017 with your statement on page 30 that such construction will require two phases, each lasting two years and costing between $5.8 and $7 million. Please also update your Use of Proceeds and other disclosures throughout your prospectus as necessary.

2. Please describe in reasonable detail the "new concept of a sustainable living community" that you plan to spend $30 million dollars developing during 2017. Please also indicate what activities regarding this community will occur during Stage I of your business plan and which will occur during Stage II.

Grow our business through a comprehensive financing strategy, page 5

3. You disclose on page 5 that you will have capital sufficient to complete the Seasons Creek project if you sell at least 50% of the offering; however, according to your use of proceeds table on page 28, you will not use any proceeds of the offering to construct the Seasons Creek homes until you have received proceeds from the sale of more than 50% of the shares offered. Please reconcile. In addition, if as indicated in the table, the proceeds from the sale of the first 50% of the offering are planned for uses other than the construction of the Seasons Creek homes, please clarify this in your risk factor "We may not sell enough shares of Common Stock . . ." on page 10.

Risk Factors, page 9

Our officers and directors can exert significant influence over us and may make decisions that …
page 11

4. Please include a discussion of the fact that you have taken a 100% allowance of $117,529 for the debt owed to you by your affiliate Fuel Combustion Technologies, Inc.

Selling Stockholders, page 20

5. We note your response to comment 4 of our letter dated February 23, 2016 which states that Zena Katz beneficially owns 875,404 shares of your common stock. However, the third bullet point on page 23 and the third bullet point on page 24 both indicate that Ms. Katz beneficially owns 3,208,738 shares of your stock based on the share ownership described in clauses (i) through (iii) in each bullet. Please revise to reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

6. Please reconcile your table of Estimated Offering Expenses for 2016 on page 45 with your disclosure regarding the costs of your offering on page 88. Please refer to comment 8 of our letter dated February 23, 2016.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014, page 40

Unusual and Irregular Events, page 42

7. We note your disclosures, under this heading, consist of loan arrangements and promissory notes with affiliates and non-affiliates. Although you anticipate ceasing your financial assistance activities and focusing your future operations solely on land and property, engineering, and construction activities, you have entered into several similar types of loan arrangements and promissory notes within the past two fiscal years such that they do not appear to be unusual and/or irregular. Please revise the labeling of this heading to more accurately describe these transactions.

Management, page 71

8. Please disclose when Mr. Temnikov began his to serve in each of the roles he holds with you, including as CEO. In this regard, we note that Mr. Zevel served as your CEO until December 31, 2014. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 73

9. Please revise to describe in greater detail why Messrs. Temnikov and Gurin received only $30,750 in 2015, if they received $500 on a biweekly basis through August 30, 2015 and an annualized salary of $120,000 beginning at some point after that. Please also state when Messrs. Temnikov and Gurin's salaries were raised to $120,000.

Legal Proceedings, page 68

10. Please revise your disclosure here to discuss the foreclosure proceedings for the property at 111 NE 43 Street in Miami. Please refer to Item 103 of Regulation S-K, and please indicate the current status of the case.

Involvement in Certain Legal Proceedings, page 72

11. We note the media coverage of the restructuring of Mirax into Potok Beskonechnost and the allegations of embezzlement that have been levied at Mirax' management. Please supplementally advise us of the manner in which the Mirax Group was restructured and what consideration was given to discussing this restructuring in response to Item 401(f)(1) of Regulation S-K. Refer to Regulation S-K Compliance and Disclosure Interpretation 116.04. Please also advise as to what consideration was given to discussing any criminal investigations related to Mirax's activities or Mr. Temnikov that have been conducted by the Russian government. Please refer to Rule 408 of Regulation C.

Audit Report, page F-2

12. We note that you retained new independent accountants to perform the audit of your financial statements for the fiscal year ended December 31, 2015. Please revise your filing to include the information required by Item 304 of Regulation S-K, as applicable to you.

Financial Statements

Note 5- Notes Receivable- Related Parties, page F-17

13. Please provide us with a detailed analysis, based on the guidance in ASC 310-10-35, of your conclusion that the receivables from Helpful Technologies, Inc., with a total principal amount of $360,000, are not impaired as of December 31, 2015. Tell us the total amount of cash and liabilities the company has, and why it was not able to repay the loans when due, such that you had to extend the maturity date. Address the adverse factors disclosed on the company's website, http://www.helpfultechnologies.com, and tell us what has to take place in order for it to generate the cash required to repay the loans.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Philip Magri, Esq. (*via e-mail*)
        Magri Law, LLC